 Exhibit 99.77

February 12, 2021

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission	British Columbia Securities Commission
Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers
TSX Venture

RE: Nouveau Monde Graphite Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Special Meeting of Shareholders, virtual only:

Date of meeting:	March 23, 2021
Record date for notice:	February 19, 2021
Record date for voting:	February 19, 2021
Beneficial ownership determination date:	February 19, 2021
Securities entitled to notice:	Common Shares
Securities entitled to vote:	Common Shares
Issuer mailing directly to non-objecting beneficial owners:	Yes
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services
AST Trust Company (Canada)